Weil, Gotshal & Manges LLP

767 Fifth Ave

New York, NY 10153

November 9, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          Vantiv, Inc.

Ladies and Gentlemen:

On behalf of Vantiv, Inc. (the “Company”), please accept for filing, pursuant to the Securities Act of 1933, as amended, the Company’s Registration Statement on Form S-1 relating to the registration of the proposed initial public offering of common stock having a maximum aggregate offering price of $100,000,000.

Please be advised that funds in the amount of $11,460, representing the registration fee for the filing of the Registration Statement, have been transferred by electronic wire transfer to the Securities and Exchange Commission.

Please contact the undersigned at (212) 310-8971 with any questions or comments concerning this registration statement.

Very truly yours,

/s/ Alexander D. Lynch

Alexander D. Lynch